                                              OMD APPROVAL
                                              OMB NUMBER:             3235-0360
                                              EXPIRES:            JULY 31, 1994
                                              ESTIMATED AVERAGE BURDEN
                                              HOURS PER RESPONSE        ...0.05


                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                 FORM N-17f-2



              Certificate of Accounting of Securities and Similar

                         Investments in the Custody of

                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17F-2]





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1. Investment Company Act File Number:                                          Date examination completed:


811-5526                                                                        April 30, 2003


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2. State identification Number:

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     AL                AK                AZ                AR                CA                CO

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     CT                DE                DC                FL                GA                HI

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     ID                IL                IN                IA                KS                KY

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     LA                ME                MD                MA                MI                MN

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     MS                MO                MT                NE                NV                NH

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     NJ                NM                NY                NC                ND                OH

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     OK                OR                PA                RI                SC                SD

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     TN                TX                UT                VT                VA                WA

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     WV                WI                WY                PUERTO RICO

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     Other (specify):

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3. Exact name of investment company as specified in registration statement:


J.P. Morgan Mutual Fund Investment Trust (formerly Mutual Fund Investment Trust)


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4. Address of principal executive office (number, street, city, state, zip code):


Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036


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INSTRUCTIONS



This Form must be completed by investment companies that have custody of securities or similar investments.



INVESTMENT COMPANY



1.   All items must be completed by the investment company.



2.   Give this Form to the independent public accountant who, in compliance with

     Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.



ACCOUNTANT



3.   Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



                                                                SEC 2198 (11-91)

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the J.P. Morgan Mutual Fund Investment Trust (formerly Mutual Fund Investment Trust) (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2003, and from August 1, 2002 through April 30, 2003.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003, and from August 1, 2002 through April 30, 2003 with respect to securities reflected in the investment accounts of the Trust.



By:       Stephen M. Ungerman                       Date:  July 9, 2003

July 9, 2003


To the Trustees of
J.P. Morgan Mutual Fund Investment Trust:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the J.P. Morgan Mutual Fund Investment Trust's (formerly Mutual Fund Investment Trust) (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2003. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2003, and with respect to agreement of security purchases and sales, for the period from August 1, 2002 through April 30, 2003:

     - Count and inspection of all securities located in the vault of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245 without prior notice to management;

     - Confirmation of all securities held in book entry form at the Depository Trust Company.

     - Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Trust's positions;

     - Reconciliation of all such securities to the books and records of the Trust and the Custodian;

     - Agreement of 8 security purchases and 8 security sales or maturities since our last report from the books and records of the Trust to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the J.P. Morgan Mutual Fund Investment Trust was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP


July 9, 2003